UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 20, 2009
[Missing Graphic Reference]

LANDMARK LAND COMPANY, INC.
(Exact name of registrant as specified in its charter)

Delaware	0001-08755	77-0024129
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)



2817 Crain Highway, Upper Marlboro, Maryland 20774
(Address of principal executive offices)

(301) 574-3330
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01   Changes in Registrant's Certifying Accountant

Aronson & Company ("Aronson") was previously the principal accountants for Landmark Land Company, Inc. (the "Company"). On January 20, 2009, the Company dismissed Aronson as the Company's principal accountants and engaged the Reznick Group ("Reznick") as the Company's principal accountants.

Aronson's report on the financial statements for the fiscal years ended December 31, 2007 and 2006 did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to dismiss Aronson was approved by the Audit Committee of the Board of Directors of the Company.

Except as set forth below, during the Company's two most recent fiscal years and through the date of this report, there were no disagreements with Aronson on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements, if not resolved to the satisfaction of Aronson, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

In the fourth quarter of 2008, a question arose regarding the Company's estimation of future taxable income that may be available to utilize an existing deferred tax asset; specifically, whether it is appropriate to include anticipated income from a foreign affiliate whose income will be recognized in GAAP financial statements when earned, but will be reported in US income tax returns only when it is repatriated to the US or otherwise becomes subject to US income tax. By mutual agreement, the Company and Aronson jointly requested guidance from the SEC Office of Chief Accountant and the issue was resolved. The subject matter of this disagreement was discussed between the Audit Committee of the Company and Aronson, and the Company has authorized Aronson to respond fully to the inquiries of the Company's successor accountant concerning the subject matter of this disagreement.

During the Company's two most recent fiscal years and through the date of this report, the Company did not consult Reznick regarding either the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, or any matter that was either the subject of a disagreement with the former principal accountants or a reportable event which would require disclosure pursuant to Item 304(a) of the Act.

On January 20, 2009, the Company provided Aronson and Reznick with a copy of the disclosures it is making in this report in response to Item 304(a) of the Securities Act. The Company requested that Aronson furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of Aronson's letter is filed as Exhibit 16 under Item 9.01 to this report. The Company requested that Reznick review the disclosures it is making in this report in response to Item 304 (a) of the Securities Act and offered Reznick the opportunity to furnish the Company with a letter addressed to the Securities and Exchange Commission containing any new information, clarification of the Company's expression of its views or the respects in which it does not agree with the statements by the Company in response to Item 304(a). Reznick had no disagreement with the disclosures and consequently declined the opportunity to furnish the Company with such a letter.

Item 9.01   Exhibits

          (c)   Exhibits

                  16   Letter from Aronson & Company dated January 20, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

LANDMARK LAND COMPANY, INC.

Dated: January 23, 2009   By: /s/ JOE V. OLREE
                                                   Joe V. Olree
                                                   Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description
16	Letter from Aronson & Company dated January 21, 2009

Exhibit 16

January 21, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Landmark Land Company, Inc. (Commission File number 0001-08755)

We have read the statements that we understand Landmark Land Company, Inc. will include under Item 4.01 of the Form 8-K report it will file regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.01.

Yours truly,

/s/ Aronson & Company

Aronson & Company
Rockville, Maryland